November 22, 2019

Scott Tarriff
Chief Executive Officer
Eagle Pharmaceuticals, Inc.
50 Tice Boulevard, Suite 315
Woodcliff Lake, NJ 07677

       Re: Eagle Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed November 15, 2019
           File No. 333-234742

Dear Mr. Tarriff:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Description of Capital Stock, page 7

1. We note that your forum selection provision in Article XV of your Amended and Restated
       Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors
 Scott Tarriff
Eagle Pharmaceuticals, Inc.
November 22, 2019
Page 2
      cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
      Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-
3625 with any other questions.



                                                            Sincerely,
FirstName LastNameScott Tarriff
                                                            Division of
Corporation Finance
Comapany NameEagle Pharmaceuticals, Inc.
                                                            Office of Life
Sciences
November 22, 2019 Page 2
cc:       Marc Recht, Esq.
FirstName LastName